EXHIBIT (c)(2)


OGDEN
NEWS                                    NANCY R. CHRISTAL
                                        Two Pennsylvania Plaza
FOR IMMEDIATE RELEASE                   New York, NY  10121
                                        (212) 868-5421


OGDEN CORPORATION COMPLETES MERGER WITH OPI


     New York, N.Y., December 29, 1994 -- Ogden Corporation (Ogden) announced that the merger of Ogden and its 84%-owned Ogden
Projects, Inc. (OPI) subsidiary became final today after the merger was approved at a special meeting of OPI's stockholders. OPI becomes a wholly-owned subsidiary of Ogden.

     OPI stockholders (other than Ogden and stockholders exercising appraisal rights) will receive .84 of a share of Ogden common stock for each share of OPI common stock held. Cash will be paid in lieu of fractional shares. A letter describing how holders of OPI common stock can exchange their stock certificates for shares of Ogden common stock will be mailed to OPI record holders shortly.

     Ogden is a leading global provider of support services to energy and environmental agencies, airports and airlines, sports and entertainment facilities, industrial plants, office buildings, and government agencies. Its OPI subsidiary is the industry leader in the design, construction, and operation of waste-to-energy facilities serving municipalities throughout North America. With 25 projects currently operating OPI operates more large-scale waste-to-energy facilities than any other company in the world. Common stock of Ogden is traded on the New York Stock Exchange.

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